STASH CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69908

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__   AND ENDING __12/31/2025__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __STASH CAPITAL LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__450 PARK AVENUE SOUTH, SUITE 10-111__
                                    (No. and Street)

__NEW YORK__	__NY__	__10016__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__SAM KOPKIND__	__646-325-3549__	__SKOPKIND@STASHINVEST.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__EISNERAMPER LLP__
(Name – if individual, state last, first, and middle name)

__733 THIRD AVENUE__	__New York__	__NY__	__10017__
(Address)	(City)	(State)	(Zip Code)

__09/29/2003__	__274__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Docusign Envelope ID: 436C04EA-9706-44E5-AC63-419D6F3BD7FE

OATH OR AFFIRMATION

I, Sam Kopkind, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stash Capital LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Sam Kopkind 68AD77EE342A4F1...

Title: Co-manager

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STASH CAPITAL LLC

December 31, 2025

Contents	Page(s)



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Stash Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stash Capital LLC (the "Company") as of December 31, 2025 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2024

EISNERAMPER LLP
New York, New York
March 4, 2026

STASH CAPITAL LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash	$	6,174,131
Due from affiliate		1,098,154
Due from broker		541,512
Deposit at broker		511,456
Prepaid expense		32,943
Total assets	$	8,358,196

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	665,364
Due to affiliate		232,799
Securities sold, not yet purchased, at fair value		21
Total liabilities		898,184
Member's equity		7,460,012
Total liabilities and member's equity	$	8,358,196

STASH CAPITAL LLC

Notes to the Statement of Financial Condition

December 31, 2025

1. Organization

Stash Capital LLC (the "Company") is a limited liability company established in the state of Delaware on January 23, 2017. On August 17, 2017 the Company was granted membership by the Financial Industry Regulatory Authority ("FINRA"). On August 29, 2017, the Company registered as a broker- dealer with the Securities and Exchange Commission ("SEC") and currently operates exclusively in the United States. The Company is a wholly owned subsidiary of Stash Financial Inc. (formerly known as Collective Returns Inc.) ("Parent"). The Company acts as an introducing broker and effects transactions for customers of Stash Investments LLC ("Affiliate"), an SEC registered investment advisor. The Company clears its activity through an unaffiliated clearing firm, Apex Clearing Corporation ("Clearing Broker") on a fully disclosed basis. The Company is engaged in a single line of business as a securities broker dealer, and operates under one reportable segment.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the statement of financial condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of cash held at financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to its depository institutions.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between the Parent and the Company, all tax effects of the Company's income or loss are allocated from the Parent. However, the Parent is not expected to incur income tax for the year ended December 31, 2025. Therefore, no tax allocation to the Company has been recorded for the year ended December 31, 2025.

The Company does not have any material limited liability company taxes at the entity level for the year ended December 31, 2025. Therefore, no provision or liability for federal, state and local income taxes is included in the statement of financial condition. The Parent, as the taxpayer, is responsible for the payment of taxes to federal, state and local taxing authorities.

STASH CAPITAL LLC
Notes to the Statement of Financial Condition
December 31, 2025

Due from Broker

Net amounts due from the Clearing Broker consist of amounts due from and payable to the Clearing Broker for fees. The amount due from the Clearing Broker is $541,512 at December 31, 2025.

Deposit at Broker

The Company is required to maintain a minimum deposit of $500,000 with the Clearing Broker to cover any obligations that may arise from the Company. As of December 31, 2025, the deposit includes investments in a highly liquid money market fund valued at $511,456.

Fractional Shares

Affiliate clients may trade and hold fractional shares. The Company does not have control over the stock inventory associated with fractional shares, and therefore does not recognize the fractional shares held by Affiliate clients on its balance sheet.

3. Administrative Services Agreement

The Parent provides certain administrative services to the Company under an administrative services agreement and allocates expenses to the Company, on a monthly basis, for occupancy and related expenses, employee compensation and other administrative expenses. Under this agreement the Company, in its operations as an introducing broker, effects transactions for Affiliate, and receives a fee for these services.

A receivable balance of $1,098,154 is included as Due from affiliate and a payable balance of $232,799 is included as Due to affiliate on the accompanying Statement of Financial Condition related to the services provided and received under this agreement.

4. Indemnifications/Guarantees

Accounting Standards Codification ("ASC") Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

STASH CAPITAL LLC
Notes to the Statement of Financial Condition
December 31, 2025

5. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses reported on the Statement of Operations for the year ended December 31, 2025. The segment assets are reported on the Statement of Financial Condition as total assets at December 31, 2025.

6. Risks and Uncertainties

The Company maintains cash in bank accounts at financial institutions that exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts.

Portions of the Company's revenue are susceptible to market conditions and may be affected by economic and market events including market volatility, reduced stock prices, and interest rates.

The Company relies heavily on several operational systems and technology to function accurately and securely. The ineffectiveness, failure, or other disruption of these systems could adversely impact the Company.

The Company is engaged in trading and brokerage activities with Apex Clearing Corporation ("Custodian"). In the event the Custodian does not fulfill its obligations, the Company may be exposed to risk.

7. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including the market, income or cost approaches. The fair value model establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

STASH CAPITAL LLC
Notes to the Statement of Financial Condition
December 31, 2025

7. Fair Value of Financial Instruments (continued)

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company's investments at December 31, 2025 comprise publicly traded electronic traded funds ("ETFs") and single stock holdings valued using Level 1 inputs. Listed ETFs and single stock holdings are priced at the closing price published by the listing exchange. As of December 31, 2025, the deposit includes investments in a highly liquid money market fund valued at $511,456 and securities short in the amount of $21, all of which are held at the Clearing Broker. There were no assets and liabilities measured at fair value using Level 2 or Level 3 inputs.

Financial Statement Line Items	Amount	Fair Value Level
Securities sold, not yet purchased, at fair value	21	Level 1

8. Commitments and Contingencies

The Affiliate's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the Clearing Broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments, and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has not recorded any contingent liability in the financial statements for this agreement and believes that any potential requirement to make payments under these agreements is remote.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the Clearing Broker, subject to the credit risk of the Clearing Broker.

STASH CAPITAL LLC

Notes to the Statement of Financial Condition

December 31, 2025

8. Commitments and Contingencies (continued)

As a regulated securities broker-dealer, in ordinary course of business, the Company may be involved in litigation, claims, or examinations by self-regulatory organizations. Except for the matter mentioned below, in management's opinion, based upon the information available at the time these financial statements were issued, there were no litigation, claims, or regulatory actions against the Company that would have a material impact on its financial position or operating results. As of December 31, 2025, the Company reached an agreement with FINRA over the results of its recent exam findings. The settlement agreement provides that the Company will pay a fine in the amount of $450,000, which was accrued for as of December 31, 2025.

9. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company's net capital was $6,318,676, which exceeded the minimum net capital requirement of $100,000 by $$6,218,676. The Company's net capital ratio of aggregate indebtedness to net capital was 0.06 to 1.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company also claims exemption under Footnote 74 as the other business activities are limited to receiving service fee revenue for effecting transactions for customers of the Affiliate.

10. Subsequent Events

There were no subsequent events which would require disclosure in the footnotes to the financial statements.